Exhibit 12.1

AVON PRODUCTS, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
(Loss) income from continuing operations before taxes and noncontrolling interests	$(86.20)	$22.7	$200.8	$277.9	$352.8	$842.4
Fixed charges	83.3	161.1	154.0	179.7	160.6	143.5
Amortization of capitalized interest	0.4	0.9	0.9	0.9	0.9	0.9
Capitalized interest	-	-	-	(1.4)	(2.0)	(0.4)
Earnings	$(2.5)	$184.7	$355.7	$457.1	$512.3	$986.4

Consolidated Ratios of Earnings to Fixed Charges	-	1.1	2.3	2.5	3.2	6.9
Deficiency of Earnings to Fixed Charges	$85.8	-	-	-	-	-

Americas 91375904 (2K)